Filed Pursuant to Rule 253(g)(2)

File No. 024-12094

RED OAK CAPITAL FUND VI, LLC

SUPPLEMENT NO. 1 DATED JANUARY 31, 2023

TO THE OFFERING CIRCULAR DATED JANUARY 24, 2023

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund VI, LLC (“we,” “our” or “us”), dated January 24, 2023 and filed by us with the Securities and Exchange Commission, or the Commission, on January 24, 2023, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to modify a risk factor to the Offering Circular.

RISK FACTORS

The risk factor with the below heading on page 13 of the Offering Circular is replaced in its entirety with the following:

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in the Bonds. In addition, our Sponsor, through our Manager, may change our major operational policies without your approval.

Our Sponsor, as the sole owner of our Manager, determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. Our Sponsor, as the sole owner of our Manager, may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the limited liability company agreement of our company, or our “operating agreement.” See “General Information as to Our Company – Operating Agreement” herein for a detailed summary of our operating agreement.

Our Sponsor, as the sole owner of our Manager, is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to our Sponsor through its Credit Risk and Investment Committees. You will have no control over these Committees and our Sponsor may choose to alter the composition of, or eliminate, these Committee in its sole discretion. In addition, our Sponsor may, or may cause our Manager to, retain independent contractors to provide various services for us, and you should note that such contractors will have no fiduciary duty to you and may not perform as expected or desired.